Exhibit 99.79

Skeena Intersects 16.64 g/t Au over 5.10 m in 200 Footwall at Snip

Vancouver, BC (January 9, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce the remaining analytical results from the 2019 Phase I surface exploration drilling program at the 100% owned Snip gold project (“Snip”) located in the Golden Triangle of British Columbia. The 2019 exploration program consisted of 10 surface drill holes totaling 1,934 m which tested the 200 Footwall Corridor (“200 Footwall”). Reference images are presented at the end of this release as well as on the Company’s website.

2019 Phase I Snip Project Drilling Highlights:

•	16.64 g/t Au over 5.10 m (S19-035)

o	Including: 96.20 g/t Au over 0.50 m

o	And 39.80 g/t Au over 0.85 m

•	57.90 g/t Au over 0.65 m (S19-041)

•	57.00 g/t Au over 0.50 m (S19-041)

•	12.00 g/t Au over 1.35 m (S19-043)

Core lengths are reported due to a lack of supporting data to properly calculate true widths. Length weighted composites were constrained by geological and grade considerations. Grade capping of individual assays has not been applied to the Au assays informing the length weighted composites. Samples below detection limit were nulled to a value of zero.

New Mineralization Intersected in 200 Footwall

Phase I surface drill hole S19-035 has successfully intersected a new zone of high-grade gold mineralization averaging 16.64 g/t Au over 5.10 m including two sub-intervals grading 96.20 g/t Au over 0.50 m and 39.80 g/t Au over 0.85 m in the 200 Footwall. This zone is located 100 m vertically below surface and 370 m east of the recently reported Phase I 200 Footwall discovery intercept which graded 1,131.91 g/t (36.39 oz/t) Au over 1.50 m (S19-044). The area surrounding the new zone is open down-dip and down-plunge.

The outstanding analytical results for drill holes S19-043 and S19-044 have been received. The high-grade intercept in S19-044 occurred at a depth of 249.60 m. Additional results for this drill hole include 12.60 g/t Au over 0.50 m and 7.41 g/t Au over 0.60 m occurring at 242.35 m and 214.80 m respectively.

Phase I drill hole S19-043 was completed prior to the newly discovered mineralization in drill hole S19-044 and intersected anomalous gold grades associated with sheared veining including 12.00 g/t Au over 1.35 m. Recently completed modelling of the 200 Footwall mineralization indicates that this drill hole did not extend deep enough to adequately test the 200 Footwall and will be deepened during the next phase of drilling at Snip.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious and base metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Snip mine and the Eskay Creek mine. In addition, the Company has completed a Preliminary Economic Assessment on the GJ copper-gold porphyry project.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting its exploration activities on its exploration projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1kg is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100ppm are re-analyzed using a 50g fire assay fusion with gravimetric finish. Analysis for silver is by 50g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000ppm. Samples with silver assays greater than 10,000ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Snip Project 2019 Phase I length weighted drill hole gold composites:

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AREA
S19-035	128.65	133.75	5.10	16.64	200
INCLUDING	128.65	129.15	0.50	96.20	200
AND	129.15	130.00	0.85	39.80	200
S19-041	80.00	81.50	1.50	5.89	HW
S19-041	83.85	84.50	0.65	57.90	HW
S19-041	94.10	94.60	0.50	57.00	200
S19-041	106.40	106.90	0.50	6.74	200
S19-042	63.32	67.00	3.68	6.72	HW
INCLUDING	65.50	66.00	0.50	15.95	HW
AND	66.00	66.50	0.50	18.45	HW
S19-042	112.00	112.50	0.50	10.85	200
S19-043	167.65	169.00	1.35	12.00	HW
S19-043	177.60	178.10	0.50	4.42	HW
S19-044	214.80	215.40	0.60	7.41	UPPER
S19-044	216.30	217.15	0.85	4.41	UPPER
S19-044	242.35	242.85	0.50	12.60	LOWER

Core lengths are reported due to a lack of supporting data to properly calculate true widths. Length weighted composites were constrained by geological and grade considerations. Grade capping of individual assays has not been applied to the Au assays informing the length weighted composites. Samples below detection limit were nulled to a value of zero.

Table 2: Mine grid coordinate system Phase I drill hole locations and orientations:

HOLE-ID	EASTING (m)	NORTHING (m)	ELEVATION (m)	LENGTH (m)	AZIMUTH	DIP
S19-035	4517.8	2206.5	454.0	279.0	269.1	-69.9
S19-041	4652.3	2285.5	533.3	177.0	330.0	-50.7
S19-042	4652.0	2285.0	534.4	200.0	321.0	-67.0
S19-043	4217.0	1972.0	272.8	266.0	349.6	-71.6
S19-044	4217.0	1972.0	272.8	257.0	357.9	-48.0

SNIP PROJECT
SECTION LOCATION
LOOKING GRID NORTH
JANUARY 2020
SECTION 4470E
SECTION 4210E
SURFACE
EASTERN TWIN ZONE
TWIN ZONE
SNIP MINE
STOPES AND DEVELOPMENT
400 METRES

SNIP PROJECT
200 FOOTWALLCORRIDOR
SECTION 4470E
20 METRE SECTION ENVELOPE
LOOKING GRID WEST
SURFACE
400 mASL
350 mASL
300 mASL
250 mASL
HISTORICAL MINE DEVELOPMENT
HISTORICAL MINE DEVELOPMENT
200 FOOTWALL CORRIDOR
(INTERPRETED PROJECTION)
New 2019 Intercept
S19-035: 16.64 g/t Au over 5.10 metres
100 METRES
550mE
600mE
650mE
700mE
750mE
800mE

SNIP PROJECT
200 FOOTWALLCORRIDOR
SECTION 4210E
20 METRE SECTION ENVELOPE
LOOKING GRID WEST
300 mASL
SURFACE
TWIN ZONE (PROJECTED)
5.40/0.50
200 mASL
6.32/0.50
3.53/0.50
200 FOOTWALL CORRIDOR (INTERPRETED PROJECTION)
1997 Drillhole UG-2610:
26.83 g/t Au over 3.40 metres
S19-044:
7.41 g/t Au over 0.60 metres
100 mASL
S19-043:
12.00 g/t Au over 1.35 metres
S19-044:
12.60 g/t Au over 0.50 metres
S19-044:
1,131.91 g/t Au over 1.50 metres
Including:
3,390.00 g/t Au over 0.50 metres
100 METRES
2019 SKEENA DRILL INTERCEPT (G/T AU / METRES)
HISTORIC DRILL INTERCEPT (G/T AU / METRES)
1800 mN
1900 mN
2000 mN
2100 mN
2200 mN